UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2022

Commission File Number: 1-14542

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Translation of registrant's name into English)

15/Fl. B, No. 77, Sec. 2, Dunhua South Road, Taipei, 106, Taiwan, Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

This Registrant issued a press release on December 28, 2022, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

Exhibit 99.1. Press release dated December 28, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Registrant)

Date: December 30, 2022	By:	/s/ Ivan Hsia
Ivan Hsia
Chief Financial Officer